Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

October 31, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	Palayan Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 31, 2014
File No. 333-197542

Dear Mr. Reynolds:

       We have amended our registration statement in response to your letter dated October 29, 2014. This letter responds to your letter and addresses each of your comments as set forth below:

General

1.	Please note that we have not received the supplemental materials requested in comment 1 in our letter dated August 15, 2014. We may have additional comments once we receive and review those materials.

The license was issued in English (like all Philippine legal documents) and is a single page. It is attached hereto as Exhibit A

Risk Factors, page 8

Our officers and director have never visited the Palayan Gold Claim, page 12

2.

We note the risk factor disclosure added in response to comment 7 in our letter dated August 15, 2014. Please revise to clarify whether a member of management has plans to visit the Palayan Gold Claim.

The requested disclosure has been added on page 12.

Plan of Distribution, page 18

3.

Please revise this section to clarify the fixed price, duration and participation of broker- dealers. In this regard, it is unclear why you do not summarize the terms of any agreements or arrangements between the selling shareholders and broker-dealers. In addition, it is unclear how the fixed price offering is consistent with potential trades under broker-dealer agreements at “a stipulated” price per share.

The requested clarifications have been made on page 18. There are no agreements or arrangements with any broker-dealers.

Description of Business, page 22

4.

We note your response to comment 11 in our letter dated August 15, 2014 that you “do not hold a license and have not yet applied for one.” Please reconcile this with your disclosure on page 28 that you hold a valid mineral property license and disclosure on page 30 regarding the renewal of your mining license. If you do have a valid license, please disclose the material terms or conditions of the license, as previously requested in comment 11 in our letter dated August 15, 2014. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Our previous response was incorrect. The company does have a license, and the terms thereof have been disclosed on page 30.

Budget, page 39

5.

We reissue comment 15 in our letter dated August 15, 2014. We note your disclosure on page 39 that you currently do not have the necessary funding to complete both phases of the proposed exploration plan. Please revise there and in Management’s Discussion and Analysis to clarify, if true, that you currently do not have the necessary funding to even begin Phase 1 of the exploration program given cash on hand and anticipated expenses for this offering.

The requested revisions have been made on pages 50 and 52.

Please feel free to call me at 845.256.8031 should you have any further questions. Please send all correspondence regarding this registration statement to the email set forth above.

Glenn & Glenn

/s/ D. Roger Glenn

Exhibit A

Department of Environment and Natural Resources (DENR) Minesand
Geosciences

2/F J. Fernandez Bldg., MGB
Comp .,North Avenue Diliman, Quezon
City Philippines

License and Permit for Mining and Exploration

Applicant:	Palayan Resources Inc.

Subject Claim:	Palayan Gold Claim

Legal Description :	Parcel 217-119-862

Registry:	Nueva Ecija

As of the 1st of July, 2013, the Department of Environment and Natural Resources -Mines and Geosciences, hereby grants a license and Permit for Mining and Exploration for work to be conducted on the Palayan Gold Claim wholly owned by Palayan ResourcesInc., a corporation incorporated in the United States of America.

With issuance of this license, Palayan Resources Inc. agrees to abide by all Environmental terms and conditions, and guidelines with any and all mining and exploration work the company conducts on the Palayan Gold Claim. Failure to abide by the Environmental terms, conditions and guidelines will result in the immediate cessation of this license and possible fines and/or other remedies at the disposal of the DENR.

This license shall be valid until the 1st of July, 2014 and must be renewed no later than thirty (30) days prior to the expiration of this license.

/s/ Keithleen Pega
KEITHLEEN PEGA
Administrator - DENR